Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

April 26, 2016

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Nuveen Unit Investment Trust, Series 133

Nuveen Zacks Select Equities Blend Portfolio, 2Q 2016

Nuveen Zacks Select Equity Income Portfolio, 2Q 2016

File Nos. 333-210180 and 811-08103

Dear Ms. White:

This letter is in response to your comment letter dated April 13, 2016 regarding the registration statement on Form S-6 for Nuveen Unit Trusts, Series 133, filed on March 14, 2016, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Zacks Select Equities Blend Portfolio, 2Q 2016 and Zacks Select Equity Income Portfolio, 2Q 2016 (the “Trusts”). Please note that the name of the registrant has been revised to “Nuveen Unit Investment Trust, Series 133” and that the names of the Trusts have been revised to “Nuveen Zacks Select Equities Blend Portfolio, 2Q 2016” and “Nuveen Zacks Select Equity Income Portfolio, 2Q 2016,” respectively.

Zacks Select Equities Blend Portfolio, 2Q 2016

Growth Screening Process (p. 3)

1. Please define “Zacks Rank” and explain what it means to have a Zacks Rank of ‘Buy’ or ‘Strong Buy’ in the filing. Please also explain supplementally whether all of the Zacks ranking information is publicly available.

Response: A definition has been added to the “Definitions” section. The Zacks Rank is available on a subscription basis.

Value Screening Process (p. 3)

2. In the first bullet point, please clarify whether the phrase “that have a share price of less than $5” applies to only stocks or to all four of the types of securities listed. In other words, are only stocks that have a share price of less than $5 excluded or are all over-the-counter stocks with a share price of less than $5, all closed-end funds with a share price of less than $5, and all real estate investment trusts with a share price of less than $5 also excluded.

Response: The disclosure has been revised as requested.

Final Portfolio (pp. 3-4)

3. The first sentence of the third paragraph states that a security will be removed if it has a pending cash or stock merger and acquisition or bankruptcy “which in the opinion of the Sponsor will likely lead to delisting the security chosen.” Since the Trust includes Hypothetical Performance Information, please revise this sentence to objectively state under what circumstances such a security will be removed. This comment applies to the Zacks Select Equity Income Portfolio, 2Q 2016 prospectus, as well.

Response: The disclosure has been revised as requested for both Trusts.

4. With respect to your statement that “[e]ven though the securities were equally weighted as of the Security Selection Date, on the date of deposit, the stocks in the portfolio may no longer be equally weighted because of market price movements of the stocks,” please disclose the expected time span between the Security Selection Date and the date of deposit. This comment applies to the Zacks Select Equity Income Portfolio, 2Q 2016 prospectus, as well.

Response: On the date of the deposit, the exact date of the Security Selection Date will be stated at the beginning of the “Selection of Portfolio Securities” section for both Trusts.

Portfolio Composition (p. 4)

5. Please disclose any limitations on the amount that the Trust may invest in MLPs. In this regard, please note that if the Trust intends to qualify as a “regulated investment company” under Subchapter M of the Internal Revenue Code, it may not invest more than 25% of its total assets in MLPs.

Response: An additional step has been added to the “Final Portfolio” section. The hypothetical numbers have not changed as a result of this step.

Definitions (p. 4)

6. Please briefly explain in the filing what a “consensus estimate” is.

Response: A definition has been added to the “Definitions” section.

7. Please explain in the filing what you mean when you state that “[t]hese 4 scores are combined, and result in an aggregate measure to create three styles: value, growth and core.” Consider providing examples.

Response: The disclosure has been revised to clarify this step of the process.

8. Please revise the Earnings Stability definition so that it is written in plain English.

Response: The disclosure has been revised as requested.

Zacks Investment Management (p. 5)

9. Please define “Zacks Investment Philosophy.”

Response: The disclosure has been revised as requested.

Hypothetical Performance Information (pp. 5-6)

10. Given that the Sponsor does not actively manage the Portfolio, please explain and disclose what you mean when you state that the Trust may sell securities “to protect the Trust.” In this regard, if the security selection process allows the Sponsor discretion in structuring the Fund’s portfolio, you may not include hypothetical performance. This comment applies to the Zacks Select Equity Income Portfolio, 2Q 2016 prospectus, as well.

Response: The Sponsor has no discretion in structuring the portfolio at the time of creation. In very limited circumstances stated in “Changes to Your Portfolio” on page B-17, the Trusts may have to sell securities during the operation of the Trusts.

11. Please move this section so that it appears after the Example on p. 13. This comment applies to the Zacks Select Equity Income Portfolio, 2Q 2016 prospectus, as well.

Response: The section has been moved.

Hypothetical Performance Is No Guarantee of Future Results (p. 7)

12. The first paragraph following the hypothetical return tables states that the Hypothetical Strategy figures reflect the deduction of the maximum sales charge for the first year, and a reduced sales charge in the remaining years. Please also disclose whether the annual operating expenses of the Trust are reflected in the hypothetical return tables. This comment applies to the Zacks Select Equity Income Portfolio, 2Q 2016 prospectus, as well.

Response: The disclosure has been revised as requested.

Principal Risks (pp. 7-11)

13. Although the heading of the section is Principal Risks, the preamble states that the Trust might not perform as well as expected “for reasons such as the following.” Please revise the preamble so that it is clear that the section describes all principal risks of investing in the Trust. This comment applies to the Zacks Select Equity Income Portfolio, 2Q 2016 prospectus, as well.

Response: The disclosure has been revised as requested.

14. Please include a risk factor disclosing that the Trust may make distributions that represent a return of capital for tax purposes and the consequences of such distributions (discussed on page B-25). This comment applies to the Zacks Select Equity Income Portfolio, 2Q 2016 prospectus, as well.

Response: The disclosure has been revised as requested.

15. As you have included emerging markets risk as a principal risk of investing in the fund, please disclose in the Principal Investment Strategy section that the fund will invest in emerging markets. Also, please disclose how the Trust determines that a company is an emerging market company. These comments apply to the Zacks Select Equity Income Portfolio, 2Q 2016 prospectus, as well.

Response: Disclosure regarding emerging markets companies has been added to the “Portfolio Composition” section.

16. When determinable, please add a risk corresponding to the statement on page 2 that “[a]s a result of this methodology, the Trust is concentrated in the ___ sector.” This comment applies to the Zacks Select Equity Income Portfolio, 2Q 2016 prospectus, as well.

Response: When determinable, the applicable sector risk disclosures will be provided.

Fee Table (pp. 12-13)

17. Footnote (4) states: "The creation and development fee compensates the Sponsor for creating and developing the Trust. The actual creation and development fee is $0.05 per unit and is paid to the Sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date.” Please disclose whether shareholders who subscribe after the end of the initial offering period will have to pay the creation and development fee. This comment applies to the Zacks Select Equity Income Portfolio, 2Q 2016 prospectus, as well.

Response: The Sponsor does not expect to sell units after the initial offering period. However, if the Sponsor maintains a secondary market, an investor purchasing units on the secondary market will not pay a creation and development fee, as stated under “Initial Sales Fee” on page B-3. As such, no changes were made to footnote 4.

18. Footnote (5) refers to a “consulting fee paid to Zacks for its assistance with the Trust’s portfolio.” Please explain to the staff in your response letter why Zacks is not considered an investment adviser to the Trust under the Investment Company Act of 1940 (the “1940 Act”). See Section 2(a)(20) of the 1940 Act. This comment applies to the Zacks Select Equity Income Portfolio, 2Q 2016 prospectus, as well.

Response: The sponsors of unit investment trusts (“UITs”) are responsible for selecting the portfolios of the UITs as a part of their broker-dealer responsibilities as depositor and are not regarded as investment advisers to the UITs under Section 2(a)(20) of the 1940 Act. The assistance that Zacks provides to Nuveen Securities, LLC (the “Sponsor” ) helps the Sponsor fulfill its obligation as a depositor. Zacks is not providing advice to the Trust, rather, it advises the Sponsor. Accordingly, the Sponsor believes that Zacks is not an investment adviser of the Trust under the 1940 Act. This is a well-established understanding consistent with the way the staff of the Commission has viewed the roles of these parties and consistent with the manner in which the UIT industry has operated.

Example (p. 13-14)

19. Please define “Standard Account” and “Fee Based Account” before or concurrently with using the terms. This comment applies to the Zacks Select Equity Income Portfolio, 2Q 2016 prospectus, as well.

Response: The disclosure has been revised to reference the definition that is given later in the prospectus.

Zacks Select Equity Income Portfolio, 2Q 2016 Prospectus

Selection of Portfolio Securities (pp. 19-20)

20. Please define the capitalized term “Zacks Rank Model” and explain what it means to have a Zacks Rank of ‘Buy’ or ‘Strong Buy’ in the filing.

Response: A “Definitions” section with this definition has been added.

21. In the second bullet, please clarify whether each of the four factors applies separately or whether a security would have to fail all four criteria before it would be excluded from the Trust.

Response: A security must pass each selection criteria to be considered for the initial universe. If it fails to meet any one of the four criterions, it would be eliminated from the initial universe. The disclosure has been revised.

22. Please explain in the filing how the “payout ratio rank and the yearly dividend growth rank are combined to create a combined ranking.” Consider providing examples.

Response: The word “combined” has been replaced with “added together” to clarify this step.

23. In the sixth bullet, please clarify, if true, that in this step, all of the securities are ranked together and no longer ranked within a GICS sector.

Response: The disclosure has been revised as requested.

Final Trust Portfolio Construction Screen (p. 20)

24. The first paragraph states that securities not meeting the Trust’s liquidity check will be removed from the Trust. If a security is removed and replaced during this step, please clarify how the replacement security will be weighted or whether the entire portfolio will be reweighted according to the criteria described above.

Response: The disclosure has been revised as requested.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren